JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed by Hellman & Friedman Investors VIII, L.P., on behalf of each of the undersigned with respect to Class A common stock, par value $0.0001 par value per share, of CLARITEV CORPORATION, and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2025

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS VIII (PARALLEL), L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HFCP VIII (PARALLEL-A), L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F EXECUTIVES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F ASSOCIATES VIII, L.P.

By: Hellman & Friedman Investors VIII, L.P
Its: General Partner

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F POLARIS PARTNERS, L.P.

By: H&F Polaris Partners GP, LLC
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F POLARIS PARTNERS GP, LLC

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

MUSIC INVESTMENTS, L.P.

By: Music Investments GP, LLC
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

MUSIC INVESTMENTS GP, LLC

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

HELLMAN & FRIEDMAN INVESTORS VIII, L.P.

By: H&F Corporate Investors VIII, Ltd.
Its: General Partner

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President

H&F CORPORATE INVESTORS VIII, LTD.

By: /s/ Arrie R. Park
Name: Arrie R. Park
Title: Secretary and Vice President